KIRKLAND LAKE GOLD REPORTS SOLID THIRD QUARTER 2017 RESULTS, COMPANY IMPROVES
FULL-YEAR 2017 GUIDANCE, INCREASES DIVIDEND

Toronto, Ontario – November 2, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE: KL) is pleased to announce financial and operating results for the third quarter (“Q3 2017”) and first nine months (“YTD 2017”) of 2017. The Company’s full financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.

Key highlights include:

•	Production of 139,091 ounces in Q3 2017 and 429,822 ounces in YTD 2017, representing increases of 80% and 107% from comparable 2016 levels

•	Mineral reserves more than doubled at Fosterville to 1,030,000 ounces with 83% increase in average reserve grade to 17.9 grams per tonne

•

Improved full-year 2017 guidance with Company now targeting full-year 2017 consolidated production of 580,000 – 595,000 ounces, as well as operating cash cost(1) and all-in sustaining cost(1) (“AISC”) per ounce sold of $475 – $500 and $800 – $825, respectively

o	Fosterville achieves record monthly production in October of over 30,000 ounces

•

Investment in Novo Resources Corp. (“Novo”) of $61.0 (C$74.9) million to acquire 25.8 million common shares and 14.0 million common share purchase warrants, $99.5 million of non-cash, pre-tax gains reported on Novo commons shares and warrants in Q3 2017

•	4.8 million common shares repurchased for $51.9 (C$65.8) million through NCIB(2) as of November 1, 2017

•	Quarterly dividend increased to C$0.02/share from C$0.01/share.

Financial highlights of Q3 2017 results are provided below (“M” refers to $ millions):

•	Net earnings of $43.8M ($0.21/basic share) in Q3 2017 versus $18.9M ($0.16/share) in Q3 2016 and $34.6M ($0.17/share) in Q2 2017,

o	Adjusted net earnings(1) of $30.0M ($0.14/share) compared to $21.2M ($0.18/share) in Q3 2016 and $35.6M ($0.17/share) in Q2 2017

o	Q3 2017 adjusted net earnings exclude $19.2M non-cash gain on fair valuing Novo warrants

•	EBITDA(1) of 98.1M in Q3 2017 compared to $45.3M in Q3 2016 and $91.3 in Q2 2017

•	Revenue totaling 176.7M in Q3 2017 based on gold sales of 137,907 ounces compared to $100.8M on sales of 76,339 ounces in Q3 2016 and $189.9M on sales of 151,208 ounces in Q2 2017

•	Operating cash costs and AISC per ounce sold of $482 and $845 in Q3 2017 versus $540 and $970 in Q3 2016 and $482 and $729 in Q2 2017

•	Exploration expense of $16.9M in Q3 2017, up from $4.7M in Q3 2016 and $11.6M in Q2 2017

•	Free cash flow(1) totaling $31.5M in Q3 2017, bringing total free cash flow in 2017 to $113.5M, operating cash flow of $66.8M in Q3 2017 and $206.5M year to date

•	Cash and cash equivalents of $210.5M at September 30, 2017.

(1)	See “Non-IFRS Measures” set out later in this press release and starting on page 27 of the Company’s MD&A for the three and nine months ended September 30, 2017 and 2016

(2)	Refers to normal course issuer bid launched in May 2017.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “During Q3 2017, we achieved solid financial and operating results, more than doubled reserves at Fosterville, increased our commitment to exploration and made a strategic investment in Novo, which has already gained substantial value. We also continued to generate significant cash flow, with total free cash flow reaching over $110 million for the year to date. Particularly encouraging is our cost performance, with both cash operating costs and AISC for the quarter averaging well within our full-year guidance, to the point that we have been able to improve our cost guidance for the year. In Canada, our unit costs in Canadian dollars improved quarter over quarter, with an average operating cost per tonne of $184, 14% better than the second quarter of the year.

“Looking ahead, we are off to a strong start in the fourth quarter and now expect to produce between 580,000 – 595,000 ounces of gold for full-year 2017 and have also improved our operating cash cost and AISC guidance. At Fosterville, we had our second-best quarter ever in the third quarter and exited the quarter having achieved solid results in September, including over 24,000 ounces of production. One month into the fourth quarter, we have just achieved record monthly production at Fosterville of over 30,000 ounces in October. In Canada, we are targeting one of our best quarters ever from our Canadian operations, with all three mines expected to achieve strong results. Turning to exploration, results from ongoing drill programs at Fosterville, Macassa and Taylor continue to be very positive.

“As a company, we remain focused on providing returns to shareholders, with the repurchase of 4.8 million shares through the NCIB year to date, and through doubling the quarterly dividend payable to shareholders to C$0.02/share from C$0.01/share effective for shareholders of record December 29, 2017. Our remaining convertible debenture matures on December 31, 2017, after which we will be debt free, and we will continue to use the NCIB to repurchase stock with excess cash as we feel that our company’s shares are significantly undervalued in the market.”

During Q3 2017, the Company invested $61.0 (C$74.9) million to acquire 25.8 million common shares and 14.0 million common share purchase warrants of Novo, each of the latter entitling the Company to acquire one common share of Novo for C$6.00 per share until September 6, 2020, subject to certain rights held by Novo to accelerate their expiry. Based on Novo’s share price performance during the quarter, the Company recorded pre-tax, non-cash gains on fair valuing the Novo common shares of $80.3 million ($69.7 million net of tax included in comprehensive income) and on fair valuing the Novo warrants of $19.2 million ($14.1 million net of tax included in net earnings).

Consolidated Financial Summary

The following table provides key summarized consolidated financial information for the Company’s operations for the three and nine months ended September 30, 2017 and 2016. Discussion of these results is included in the Company’s MD&A for the same periods under the section, “Consolidated Financial Review”. For the three and nine months ended September 30, 2017, the information includes the consolidated operating and financial information for the Company’s Canadian and Australian operations. The operating and financial information for the three and nine months ended September 30, 2016, does not include the Australian operations, which were acquired following the completion of the Newmarket Arrangement on November 30, 2016. In addition, information for the first nine months of 2016 includes the St Andrew assets from January 26, 2016, the date the St Andrew Arrangement was completed.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of dollars, except per share amounts)	2017	2016	2017	2016
Revenue	$176,709	$100,825	$535,131	$272,440
Production costs	66,497	41,309	220,032	132,198
Earnings before income taxes	64,048	30,158	141,280	61,674
Net earnings	43,780	18,880	91,446	38,638
Earnings per share–basic	0.21	0.16	0.44	0.34
Earnings per share–diluted	0.20	0.16	0.44	0.34
Cash flow from operations	66,829	46,427	206,461	118,525
Cash investment on mine development and PPE	$35,298	$20,271	$93,008	$49,940

Consolidated Key Performance Measures

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Tonnes milled	448,251	307,886	1,519,196	827,876
Grade (g/t Au)	10.1	8.2	9.2	8.2
Recovery(%)	95.6	96.6	95.5	96.8
Gold produced (oz)	139,091	77,274	429,822	207,887
Gold sold (oz)	137,908	76,339	427,017	217,792
Average realized price ($/oz sold)(1)	$1,281	$1,321	$1,253	$1,251
Operating cash costs per ounce sold($/oz sold)	$482	$540	$508	$591
All–in sustaining costs($/oz sold)	$845	$970	$811	$940
Adjustednetearnings(1)	$30,037	$21,187	$81,808	$43,629

(1)	See “Non-IFRS Measures” set out later in this press release and starting on page 27 of the Company’s MD&A for the three and nine months ended September 30, 2017 and 2016.

Production, Sales and Revenue

The Company produced 139,091 ounces in Q3 2017, an increase of 80% from Q3 2016 when consolidated production included only the Company’s Canadian operations. The increase in production compared to Q3 2016 largely reflected the addition of the Company’s Australian assets on November 30, 2016, with the Australian operations contributing 62,825 ounces of production in Q3 2017. The Company’s Canadian operations produced 76,266 ounces in Q3 2017, which compared to 77,274 ounces in Q3 2016. Excluding 7,829 ounces produced in Q3 2016 at the Holloway Mine, which was placed on care and maintenance in December 2016, Q3 2017 production from Canadian operations increased 10% from the same period in 2016. Production at Macassa of 48,206 ounces in Q3 2017 increased 5,340 ounces or 12% from Q3 2016, reflecting a 20% increase in the average grade, to 16.5 grams per tonne. Production from Holt increased 14% to 16,995 ounces year over year, reflecting a 23% increase in tonnes processes. Production at Taylor totaled 11,065 ounces versus 11,630 ounces in Q3 2016.

Production in Q3 2017 compared to production of 160,305 ounces in Q2 2017, which included 10,213 ounces of production from the Cosmo Mine prior to the mine being placed on care and maintenance effective June 30, 2017 (1,290 ounces processed in Q3 2017). Q2 2017 production also included higher production at Fosterville of 77,069 ounces, based on an average grade of 17.2 grams per tonne. Production at Fosterville in Q3 2017 of 61,535 ounces was the Mine’s second highest quarterly total and was based on an average grade of 14.1 grams per tonne. Q3 2017 production at Macassa was 5% higher than the 45,699 ounces produced in Q2 2017, with the increase mainly related to a 19% increase in the average mill grade, largely reflecting increased run-of-mine tonnes being processed during Q3 2017.

Based on gold sales in Q3 2017 of 137,908 ounces at an average realized price of $1,281 per ounce, revenue for the quarter totaled $176.7 million. Revenue in Q3 2017 increased 75% from $100.8 million in Q3 2016, reflecting an 81% increase in gold sales, which more than offset a 3% reduction in the average realized price of gold compared to Q3 2016. The higher gold sales reflected the addition of the Company’s Australian operations since the end of last year’s third quarter. Q3 2017 revenue compared to Q2 2017 revenue of $189.9 million, with the change reflecting record quarterly gold sales of 151,208 ounces in the previous quarter. The average realized price in Q3 2017 increased 2% from $1,256 per ounce in Q2 2017.

For the first nine months of 2017, consolidated production totaled 429,822 ounces, more than double the 207,887 ounces produced YTD in 2016 when consolidated production included only the Canadian operations. The Company’s Australian operations, mainly Fosterville, contributed 205,283 ounces to YTD 2017 production. The Company’s Canadian operations produced 224,539 ounces YTD in 2017, an 8% increase from YTD 2016. Excluding production from the Holloway Mine, YTD 2017 production increased 18% from the prior year. All three of the Company’s three operating mines in Canada, Macassa, Holt and Taylor, recorded solid year-over-year production growth.

YTD 2017 gold sales totaled 427,017 ounces at an average realized price of $1,253 per ounce for total revenue of $535.1 million. Revenue for the first nine months of the year was $262.7 million or 96% higher than for the same period in 2016, largely reflecting the inclusion of the Company’s Australian assets in YTD 2017 financial results.

Cost Performance

Total production costs in Q3 2017 totaled $66.5 million, which compared to $41.3 million in Q3 2016 and $72.9 million the previous quarter. The change from the same period in 2016 mainly reflected the inclusion of the Company’s Australian operations effective November 30, 2016. The reduction from Q2 2017 mainly related to higher production and sales volumes in Q2 2017. For the first nine months of 2017, total production costs were $220.0 million, a $87.8 million or 66% increase from the same period in 2016 largely reflecting the inclusion of the Australian operations in YTD 2017.

On a unit basis, operating cash costs per ounce sold for Q3 2017 averaged $482, an 11% improvement from Q3 2016 mainly reflecting higher mill grades compared to a year ago (10.1 grams per tonne versus 8.2 grams per tonne in Q3 2016) largely due to the inclusion of the Company’s Australian operations in Q3 2017 following the completion of the Newmarket Arrangement on November 30, 2016. Operating cash costs for the Australian operations in Q3 2017 averaged $372. Operating cash costs per ounce sold for the Canadian operations in Q3 2017 averaged $582, which compared to $540 in Q3 2016. The increase largely reflected the impact of a stronger Canadian dollar, as well as higher operating cash costs at Holt and Taylor.

Operating cash costs per ounce sold for Q3 2017 were unchanged from Q2 2017. Operating cash costs per ounce for the Australian operations in Q3 2017 improved 5% from $393 in Q2 2017 due to the removal of high-cost ounces from the Cosmo Mine, with the mine being placed on care and maintenance effective June 30, 2017. Operating cash costs for the Canadian operations in Q3 2017 were similar to the $579 per ounce sold recorded the previous quarter, with the small increase reflecting a stronger Canadian dollar during the third quarter. In Canadian dollar terms, operating cash costs per ounce sold from Canadian operations improved quarter over quarter, reflecting higher production volumes and reduced levels of operating development at Holt and higher grades at Macassa.

AISC per ounce sold averaged $845 per ounce sold in Q3 2017, a 13% improvement from Q3 2016, reflecting improved operating cash costs per ounce sold as well as lower levels of sustaining capital expenditures per ounce sold compared to the same period a year earlier. AISC for the Company’s Australian operation averaged $643 per ounce sold in Q3 2017. AISC per per ounce sold for Canadian operations averaged $938 versus $943 in Q3 2016, with the improvement mainly reflecting lower operating cash costs per ounce sold and reduced levels of sustaining capital expenditures per ounce sold at Macassa, which more than offset the impact of a stronger Canadian dollar in Q3 2017. AISC in Q3 2017 compared to $729 per ounce sold the previous quarter, largely reflecting lower ounces sold, higher levels of sustaining capital expenditures in Q3 2017 as well as changes in exchange rates.

For the first nine months of 2017, operating cash costs per ounce sold averaged $508, a 14% improvement from $591 YTD in 2016, when consolidated production included only the Company’s Canadian operations. AISC per ounce sold for YTD 2017 averaged $811 compared to $940 for the comparable period in 2016. Operating cash costs per ounce sold from the Company’s Australian operations averaged $436 for YTD 2017, while AISC per ounce sold averaged $664. Operating cash costs and AISC per ounce sold for the Company’s Canadian operations averaged $573 and $865, respectively, YTD in 2017, which compared to $591 and $910, respectively, for YTD 2016. The improved nine-month unit costs for Canadian operations reflected increased grades and production volumes at Macassa.

Net Earnings per Share of $0.21 in Q3 2017 and $0.44 YTD in 2017

Net earnings for Q3 2017 were $43.8 million (or $0.21 per basic share) compared to net earnings of $18.9 million (or $0.16 per basic share) in Q3 2016 and net earnings of $34.6 million ($0.17 per basic share) in Q2 2017. Contributing to the increase in net earnings compared to Q3 2016 was $21.3 million of other income mainly related to a $19.2 million market-to-market gain on fair valuing the Company’s 14,000,000 common share purchase warrants of Novo, as well as the impact of higher revenue and lower unit costs compared to a year earlier. These factors more than offset higher production costs, increased depletion and depreciation expenses, due to growth in the Company’s asset portfolio over the last year, a $12.2 million increase in exploration expenses and the impact of care and maintenance costs related to Company’s three mines currently on care and maintenance. (Stawell, Cosmo and Holloway). In addition, the Company also had a larger base of weighted average shares outstanding in Q3 2017 compared to the prior year due to the completion of the Newmarket Arrangement on November 30, 2016. The change in net earnings from the previous quarter mainly reflected significantly higher other income related to the gain on Novo warrants, which more than offset lower revenue resulting from a reduction in total gold sales compared to Q2 2017.

Adjusted net earnings in Q3 2017 totaled $30.0 million versus $21.2 million in Q3 2016 and $35.6 million in Q2 2017. The difference between net earnings and adjusted net earnings in Q3 2017 primarily related to the $19.2 million gain on Novo warrants, which are excluded for the purpose of calculating adjusted net earnings.

For the first nine months of 2017, net earnings totaled $91.4 million ($0.44 per basic share), a 137% increase from $38.6 million ($0.34 per basic share) for the same period in YTD 2016. Strong revenue growth, lower unit costs and other income from the marking-to-market the fair value of the Novo warrants more than offset increased production costs and depletion and depreciation expenses, significantly higher exploration spending in support of the Company’s future growth, and care and maintenance costs in accounting for the year-over-year increase in net earnings.

Cash and Cash Equivalents of $210.5 million

Cash and cash equivalents at September 30, 2017 totaled $210.5 million, which compared to cash and cash equivalents of $234.9 million at December 31, 2016 and cash and cash equivalents of $267.4 million at June 30, 2017. During Q3 2017, the Company invested approximately $61.0 (C$74.9) million to acquire an aggregate of 25.8 million shares of Novo, representing an 18.2% ownership interest in the Company at the time of purchase, as well as 14,000,000 common share purchase warrants. The Company also invested approximately $27.8(C$ 34.8) million in Q3 2017 related to the repurchase of Kirkland Lake Gold common shares through the Company’s NCIB, launched in May 2017. To the end of Q3 2017, a total of approximately 3.9 million common shares had been repurchased through the NCIB for a total amount of approximately $39.5 (C$50.3) million. Also contributing to the change in cash and cash equivalents since the beginning of 2017, the Company paid $43.8 (C$57.5) million from existing cash to holders of the Company’s 6% Debentures on their maturity at June 30, 2017.

Cash flow from operating activities and free cash flow in Q3 2017 totaled $66.8 million and $31.5 million, respectively, which compared to $46.4 million and $26.2 million, respectively, in Q3 2016 and $71.0 million and $44.8 million, respectively in Q2 2017. For the first nine months of 2017, the Company generated cash flow from operating activities of $206.5 million and free cash flow of $113.5 million, which compared to cash flow from operating activities of $118.5 million and free cash flow of $68.6 million YTD in 2016. Higher revenue, largely reflecting the addition of the Company’s Australian operations, was the main driver of the increases in cash flow for the third quarter and year to date compared to 2016.

Performance Against 2017 Guidance

At September 30, 2017, Kirkland Lake Gold was on track to achieve the Company’s full-year consolidated 2017 guidance. A number of improvements have been made to guidance during 2017. Guidance for consolidated production and AISC have been improved twice after beginning the year at 500,000 – 525,000 ounces and $950 – $1,000 per ounces sold, respectively. Consolidated production and AISC guidance was improved to 530,000 – 570,000 ounces and $850 – $900 per ounce sold with the release of the Company’s first quarter results on May 4, 2017, and was then improved to 570,000 – 590,000 ounces and $800 – $850 per ounce sold with the release of the second quarter results on August 2, 2017. The revisions to production and AISC guidance resulted from improving grades at Fosterville and the expectation of higher tonnes mined and milled at Macassa. Other revisions to consolidated guidance during 2017 include an improvement to operating cash costs per ounce sold from $625 – $675 to $475 – $525 on May 4, 2017, and a revision to sustaining and growth capital expenditure guidance from $180 – $200 million to $160 – $180 million on August 2, 2017. (For more information on the revisions to guidance announced on August 2, 2017 and May 4, 2017 see the MD&As for the periods ended March 31, 2017 and June 30, 2017.)

2017 Guidance(1) (as at August 2, 2017)

	Canadian Mines			Australian Mines
($ millions unless otherwise stated)	Macassa	Holt	Taylor	Fosterville	Cosmo	Consolidated
Gold production (oz)	190,000 to 195,000	65,000 to 70,000	50,000 to 55,000	250,000 to 260,000	20,000	570,000 to 590,000
(2) Operating cash costs/ounce sold	$520 - $550	$670 - $725	$450 - $525	$260 - $280	$1,500 - $1,600	$475 - $525
AISC/ounce sold(2)						$800 - $850
Operating cash costs(2)						$270 - $280
Royalty costs						$20 - $25
Sustaining and growth capital						$160 - $180
Exploration expenditures						$45 - $55
Corporate G&A expense(4)						$17

(1)	Represents the Company’s guidance for which the three-month period ended September 30, 2017 was measured against
(2)

Operating cash costs, operating cash cost/ounce sold and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.350 and a US$ to A$ exchange rate of 1.325. See “Non-IFRS Measures” set out starting on page 27 of the Company’s MD&A for the three and nine months ended September 30, 2017 and 2016 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs as presented in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(3)	See the sections on “Forward Looking Information” and “Risk Factors” for further information and details
(4)	Includes general and administrative costs and severance payments.

Year-to-date 2017 Performance	Canadian Mines			Australian Mines
($ millions unless otherwise stated)	Macassa	Holt	Taylor	Fosterville	Cosmo	Consolidated
Gold production (oz)	142,628	47,414	34,223	184,688	$20,595	429,822	(2)
Operating cash costs/ounce sold(1)	$516	$708	$625	$281	$1,661	$508
AISC/ounce sold(1)						$811
Operating cash costs(1)						$217.0
Royalty costs						$15.2
Sustaining and growth capital						$105.9
Exploration expenditures						$37.7
Corporate G&A expense						$15.6

(1)	Operating cash costs, operating cash costs/ounce and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.306 and a US$ to A$ exchange rate of 1.305
(2)	Consolidated YTD 2017 production includes 274 ounces processed from the Holloway Mine.

Key Highlights of YTD 2017 Performance Compared to Guidance

•

Gold production for YTD 2017 totaled 429,822 ounces, more than double the 207,887 ounces produced in for the same period in 2016 when consolidated production included only the Canadian operations. The Company’s Australian operations, mainly Fosterville, contributed 205,283 ounces in 2017. Production from Canadian operations totaled 224,539 ounces in 2017, an 8% increase from the previous year (18% increase excluding production from Holloway, which was placed on care and maintenance in December 2016). Production from all three of the Company’s Canadian operating mines, Macassa, Holt and Taylor, increased from the prior year level. Also contributing to the Company’s strong 2017 production results was record output at the Fosterville Mine of 184,688 ounces, with full-year production targeted at 250,000 - 260,000 ounces. At September 30, 2017, the Company remained well positioned to achieve the improved full-year guidance of 570,000 – 590,000 ounces of gold.

•

Operating cash costs per ounce sold for YTD 2017 averaged $508, a 14% improvement from the same period the prior year and within the improved guidance range for full-year 2017 of $475 – $525 per ounce. Record results at Fosterville were the primary factor contributing to the low unit operating cash costs, with the mine’s operating cash costs per ounce sold averaging $281 in YTD 2017. At Macassa, operating cash costs per ounce sold for YTD 2017 averaged $516, a 11% improvement from YTD 2016 and better than the full-year 2017 guidance of $520 – $550. Operating cash costs per ounce sold at Taylor averaged $625 in YTD 2017, higher than the target range of $450 – $525, mainly reflecting lower than planned throughput and increased levels of operating development.

•

AISC per ounce sold averaged $811 for YTD 2017, a 14% improvement from YTD 2016 and within the Company’s improved full-year 2017 guidance of $800 – $850. Contributing to the strong performance were lower unit operating costs and reduced levels of sustaining capital expenditures on a per ounce sold basis. AISC at Fosterville averaged $501 per ounce sold in 2017. AISC per ounce sold at Macassa averaged $804 in 2017 compared to $894 in 2016, which also contributed to the strong YTD consolidated AISC performance.

•

Operating cash costs for YTD 2017 totaled $217.0 million compared to full-year 2017 guidance of $270 – $280 million, while total production costs totaled $220.0 million. Based on planned expenditures during the final quarter of 2017, the Company continues to target total operating cash costs in 2017 of $270 – $280 million.

•	Royalty costs totaled $15.2 million for YTD 2017, with the Company remaining on track to achieve its full- year 2017 guidance of $20 – $25 million.

•

Sustaining and growth capital for YTD 2017 totaled $105.9 million, including $44.1 million in Q3 2017. Sustaining capital expenditure levels are being weighted to the second half of 2017, and are expected to increase in the final quarter of the year. The Company continues to target full-year 2017 sustaining and growth capital of $160 – $180 million.

•

Exploration expenditures totaled $37.7 million compared to full-year 2017 guidance of $45 – $55 million. The Company expects total exploration expenditures for the year to be in the top end of the guidance range. At September 30, 2017, the Company had a total of 25 surface and underground drills working as part of active exploration programs at its Canadian and Australian assets.

•	Corporate G&A expense for YTD 2017 totaled $15.6 million compared to 2017 guidance of $17 million.

Update of Full-Year 2017 Guidance

Based on the Company’s performance in the first nine months of 2017, as well as performance to date in the fourth quarter and expectations for the remainder of the year, the Company now expects to achieve consolidated full-year 2017 production guidance of 580,000 – 595,000 ounces. In addition, the Company is now targeting improved full-year cost guidance, including operating cash costs of $475 – $500 per ounce sold, and AISC of $800 – $825 per ounce sold. Full-year 2017 guidance for corporate G&A expense is revised to $20 million. The Company is also revising full-year guidance for operating cash costs for the Taylor Mine to $575 – $625 from $450 to $525 per ounce sold, based on results in the first nine months. Other components of the Company’s 2017 guidance remained unchanged from the previous quarter’s MD&A, issued on August 2, 2017.

	New Guidance	Prior Guidance
Consolidated gold production (oz)	580,000 – 595,000	570,000 – 590,000
Consolidated operating cash costs/oz ($/oz)(1)	475 – 500	475 – 525
Consolidated AISC/oz sold ($/oz)(1)	800 – 825	800 – 850
Operating cash cost/oz ($/oz) – Taylor Mine(1)	575 – 625	450 – 525
Corporate G&A Expense ($ millions)	20	17

(1)

Updated operating cash cost/ounce sold and AISC/ounce sold guidance reflects an assumed average US$ to C$ exchange rate of 1.250 and a US$ to A$ exchange rate of 1.250 during the fourth quarter of 2017.

Third Quarter 2017 Financial Results and Conference Call Details

A conference call to discuss the results will be held by senior management on Thursday, November 2, 2017, at 2:30 pm ET. The call will be webcast and accessible on the Company’s website at www.klgold.com.

Date:	THURSDAY, NOVEMBER 2, 2017
Conference Id:	96846283
Time:	2:30 pm ET
Toll-free number:	1 (866) 393-4306
International callers:	1 (734) 385-2616
Webcast URL:	https://event.on24.com/wcc/r/1472399/ED51A1610B9EC634FE8FFEA86051C956

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 production targeted at 570,000 - 590,000 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Non-IFRS Measures

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. A reconciliation of Non-IFRS for the most recent reporting period, the three and nine months ended September 30, 2017 and the three and nine months ended September 30, 2016, is set out on the Company's MD&A for the period ended September 30, 2017 filed on SEDAR at www.sedar.com and available on the Company's website at www.klgold.com.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning under IFRS. Free cash flow is calculated by deducting capital cash spending (capital expenditures for the period, net of expenditures paid through finance leases) from cash flows from operations.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is cash flows generated from operations.

Operating Cash Costs and Operating Cash Costs per Tonne and Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash costs per tonne of ore produced is calculated by dividing operating cash costs to tonnes milled; operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ore tonne produced and per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

AISC and AISC per Ounce Sold

AISC and AISC per ounce sold are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital (capital required to maintain current operations at existing levels), corporate expenses, underground exploration expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, and other non-recurring items. Adjusted basic net earnings per share is calculated using the weighted average number of shares outstanding under the basic method of loss per share as determined under IFRS.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common performance measure but does not have any standardized meaning under IFRS.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development, operations and permitting processes, including without limitation risks associated with seismic activity, rock bursts, cave-ins, flooding and other conditions which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dam, property and environmental damage; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2016 Annual Information Form and the Company’s MD&A for the period ended December 31, 2016 filed on SEDAR.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of Kirkland Lake Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including it’s annual information form, financial statements and related MD&A for the financial year ended December 31, 2016 2016 and financial statements and related MD&A for the three and nine month period ended September 30, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com .

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com